SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April, 2010

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1Q10 Results Release Schedule

São Paulo, April 20, 2010 – TAM S.A. (BOVESPA: TAMM4, NYSE:TAM) We will release our results for the first quarter 2010 (1Q10) on May 14, 2010. The information will be available on our website: www.tam.com.br/ir, through the CVM (Comissão de Valores Mobiliários) and SEC (Securities and Exchange Commission) “after the market”. The conference calls in Portuguese and English will be Monday, May 17 at 10:00 am and 11:30 am (Eastern Time), respectively.

We would like to inform that the quite period for the first quarter 2010 results begins on April 30, 2010 and ends on May 14, 2010.

Conference Calls

Portuguese (Click here for access)

May 17, 2010

11:00 am (Brazil time)

10:00 am (US EDT)

Phone: 0800 891-5822 (Calls from Brazil)

Phone: + 1 617.614.3523 (For calls made from abroad)

Password: 37168633

Replay: +1 617-801-6888

Available from May/17/2010 until May/24/2010

Code: 72033121

English (Click here for access)

May 17, 2010

12:30 am (Brazil time)

11:30 am (US EDT)

Phone: +1 857.350.1679

Password: 69023230

Replay: +1 617-801-6888

Available from May/17/2010 until May/24/2010

Code: 87221211

Investors and analysts local meeting - APIMEC-SP – SAVE THE DATE

We would like to invite our analysts and investors to participate at our quarterly local meeting (APIMEC-SP) for the first quarter of 2010 results presentation. The meeting will be held in São Paulo on May 20, 2010, at 9:00 am (São Paulo time).

Investor Relations: Phone: (55) (11) 5582-9715 Fax: (55) (11) 5582-8149 invest@tam.com.br www.tam.com.br/ir	Press Agency Contact: Media Relations www.tam.com.br www.taminforma.com.br MVL Comunicação Phone: (55) (11) 3594-0328 equipetam@mvl.com.br

About TAM (www.tam.com.br)

We have been the leader in the Brazilian domestic market for more than four years, and held a 41.8% domestic market share and 85.3% international market share in March 2010. We operate regular flights to 43 destinations throughout Brazil and we serve 82 different cities in the domestic market through regional alliances. Operations abroad include our flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), La Paz, Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 72 other destinations in the U.S., Europe and South America. We were the first Brazilian airline company to launch a loyalty program. Currently, the program has over 6.6 million subscribers and has awarded more than 9.7 million tickets.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.